SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 4, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001-70
BOARD OF TRADE 53.3.0000581-8
PUBLICY HELD COMPANY

Brasil Telecom Participações S.A. clarifies Bovespa’s Inquiry

In compliance with Bovespa’s – Bolsa de Valores de São Paulo (Brazilian Stock Exchange) request, contained in mail sent on the same date and transcribed below:

“In news disclosed in the Valor Econômico newspaper, dated 08/03/2006, entitled ‘With revenue declining, BrT alters projections for the year’, among other news, it is said that Brasil Telecom:

  shall end the year with stagnated revenues;
  revised the investments program for 2006 which now amounts to R$ 1.9 billion.

We request clarifications regarding the abovementioned news, as well as other information considered important.”

Brasil Telecom Participações S.A. (“Company”) clarifies that it is its expectation to end 2006 with STABLE revenues in comparison to 2005 – not “stagnated” as published in the Valor Econômico newspaper. The Company’s revenues evolve in a dynamic growth in the mobile and data sector and decrease in the fixed line sector. The net result of these movements indicate revenues in the same level as in the previous year, as informed in page 15 of the presentation disclosed in the Company’s web site and filed at Bovespa and CVM through the IPE System on 08/01/2006.

The Company clarifies yet that its guidance regarding capital expenditures (CAPEX) in 2006 amounts to R$1.90 billion being such information also disclosed on the abovementioned presentation, on pages 14 and 15.

The Company shall send a copy of this clarification to the Valor Econômico newspaper for disclosure and is available for any further clarifications.

Brasília, August 3rd, 2006

Charles Laganá Putz
      Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer